EXHIBIT 4.11

Purchase and Supply Agreement

Between

Lexar Media, Inc.

And

Silicon Motion Technology Corporation

This Purchase and Supply Agreement (“Agreement”) is entered into as of September 1, 2005 (the “Effective Date”), by and between Lexar Media, Inc., a Delaware corporation, with its principal office at 47300 Bayside Parkway, Fremont, California, 94538 (hereinafter referred to as “Lexar”) and Silicon Motion Technology Corporation , a Cayman Island corporation, with its principal office at No 20-1, Taiyuan Street, Jhubei City, Hsinchu County, Taiwan (hereinafter referred to as “Silicon Motion”).

In consideration of the mutual promises contained in this Agreement, the parties agree as follows:

1. PRODUCT AND PRICE. During the Effective Term, Silicon Motion shall sell to Lexar or Lexar’s designated subcontractors and Lexar or Lexar’s designated subcontractors shall purchase from Silicon Motion the controllers defined on Exhibit A hereto (the “Product”). Silicon Motion represents, warrants, and agrees that the prices charged for the Product: (a) will not be higher than the price set forth on Exhibit A; and (b) will be the best price at which on the same or similar products were sold or offered for sale by Silicon Motion or any of its affiliates to any other customer during the quarter in which the Product was sold to Lexar or Lexar’s designated subcontractors.

2. FORECAST AND SUPPLIER MANAGED INVENTORY. At the end of each month, Lexar will supply to Silicon Motion a non-binding ninety (90) day rolling forecast prepared on a best efforts basis (the “Forecast”). Silicon Motion agrees to negotiate with Lexar in good faith to reach an agreement regarding a supplier managed inventory program with Lexar and/or Lexar’s designated contract manufacturer pursuant to which Silicon Motion will maintain a buffer stock of Product at inventory target levels based on the Forecast. Furthermore, Lexar will use good faith efforts to purchase a pre-determined quantity of Product defined on Exhibit B (“Estimated Purchase Quantity”) during the 2005 fiscal calendar year, subject to market conditions and competitive product pricing and other terms. In addition, Lexar agrees to buy majority of its total controller requirements from Silicon Motion during the 2005 and 2006 fiscal calendar years.

3. REPORTING. During the Effective Term, Lexar shall provide Silicon Motion with quarterly tracking reports detailing which products Lexar has purchased from any Lexar subcontractor where product includes any Silicon Motion controller. The tracking report will include date of purchase order, quantity purchased, quantity received and date received. The tracking report will be furnished to Silicon Motion no later than 30 days following the end of each fiscal quarter.

4. ORDERS:

4.1. Purchase and delivery of Product shall be made pursuant to purchase orders (each, a “Purchase Order”) that are issued in writing by Lexar or Lexar’s designated subcontractors. All Purchase Orders shall be placed to Silicon Motion no later than twenty-one (21) calendar days prior to the delivery date, and shall be acknowledged and accepted in writing by Silicon Motion within three (3) business days of receipt of such Purchase Order, and Silicon Motion shall confirm the scheduled delivery date (the “Acknowledgement”). Unless expressly rejected in writing within such time frame, failure to acknowledge and accept the Purchase Order shall be deemed to be acknowledgement and acceptance by Silicon Motion. Terms and conditions not explicitly covered by this Agreement will be governed by the Purchase Order. The provisions of the Acknowledgment shall not apply. In case of any conflict between the terms and conditions of this Agreement and the terms and conditions of any Purchase Order, the terms and conditions of this Agreement shall prevail.

4.2 Lexar may not reschedule delivery of Product if Silicon Motion’s current ship date is scheduled to occur within fifteen (15) days of receipt of Lexar’s reschedule notice. Beyond such fifteen (15) day period and at no cost to Lexar, Lexar may reschedule shipment of such Product at any time.

5. DELIVERY OF PRODUCT.

5.1 Silicon Motion will package and ship the Product in accordance with standard commercial practices. The Product will be shipped Ex-Works to the location specified on the Purchase Order at Lexar’s expense and risk. Lexar may choose the method of shipment in its discretion.

5.2 Silicon Motion acknowledges and agrees that the scheduled delivery date is a material term of this Agreement, and that time is of the essence for all deliveries of Products. If Silicon Motion is unable to deliver Products ordered by Lexar or Lexar’s designated subcontractors on the delivery date as specified in the purchase order, Silicon Motion shall notify Lexar within two (2) working days of Silicon Motion’s knowledge of late delivery. Silicon Motion shall provide Lexar with a two percent (2%) reduction in material cost for Product received after the delivery date specified in the Purchase Order, except for any reason which is not attributable to Silicon Motion or Silicon Motion’s subcontractors. Without limiting Lexar’s rights or remedies, in the event that the parties cannot agree on a revised delivery date or the late delivery has impacted a Lexar customer order, except for any reason of the change or delay which is not attributable to Silicon Motion or Silicon Motion’s subcontractors, Lexar may (A) cancel the affected Purchase Order without penalty, (B) require that Silicon Motion expedite Product delivery or accept any reschedule in the affected purchase order as Lexar may require (and Silicon Motion agrees to bear the additional cost of such expedited shipments and any other costs incurred to deliver the Products on or before the delivery date), or (C) purchase the Products from another vendor. Silicon Motion will not deliver in advance of scheduled delivery without the prior written consent of Lexar.

6. PAYMENT TERMS. Payment is due net forty-five (45) days from the date of the invoice. Silicon Motion may withhold or suspend shipment or other performance hereunder, in whole or in part, in the event that Lexar fails to make any payment according to the terms set forth herein, or otherwise fails to perform its obligations.

7. PRODUCT RETURNS. If Lexar rejects a delivery of a shipment or if Lexar desires to return part or all of a shipment to Silicon Motion pursuant to the warranty provisions of Section 10, then Lexar will, in each instance, first obtain a Return Material Authorization (“RMA”) number from Silicon Motion and will use reasonable efforts to make such a return in accordance with the terms and conditions of Silicon Motion’s RMA procedure. Silicon Motion will be responsible for and will pay all shipping costs, including without limitation, insurance and freight charges (the “Shipping Costs”), incurred by Lexar in connection with shipping to Silicon Motion as well as for any Shipping Costs for shipping replacements to Lexar, unless Silicon Motion can demonstrate to Lexar that the items returned to Silicon Motion do not exhibit any nonconformities or defects.

8. TERM. This Agreement shall be effective for two (2) years from the Effective Date, unless terminated earlier as set forth in Section 9 (the “Effective Term”). The Effective Term may be extended for an additional one (1) year period by the mutual written agreement of the parties.

9. TERMINATION.

(a) Either party may terminate this Agreement immediately, without notice: (i) upon the institution by the other party of insolvency, receivership or bankruptcy proceedings; (ii) upon the expiration of a sixty (60) calendar days period immediately following the institution of insolvency, receivership or bankruptcy proceedings by a third party against the other party if such proceedings have not resolved in the favor of the other party within such sixty (60) calendar days period; (iii) upon the other party’s making an assignment for the benefit of creditors; or (iv) upon the other party’s dissolution.

(b) Either party may terminate this Agreement if the other party breaches any material term or condition of this Agreement and fails to cure such breach within thirty (30) calendar days following receipt of written notice from the non-breaching party.

10. WARRANTY. Silicon Motion warrants that the Products sold hereunder are new, free from defects in material and workmanship, free from liens, and will conform to the Product’s specifications therefor under normal use and service for a period of twelve (12) months following date of shipment by Silicon Motion and that Silicon Motion has the right and/or necessary licenses to manufacture and sell the Product and does not infringe or misappropriate any third party’s intellectual property rights. In the event of a warranty claim, Lexar shall notify Silicon Motion, during the warranty period of the alleged nonconformance, obtain an RMA for the nonconforming Products (which Silicon Motion shall not unreasonably withhold or delay), and return the non-conforming Products, freight prepaid, to Silicon Motion’s designated facility, along with a written statement describing the nonconformity. The obligations of Silicon Motion under this warranty are limited to, at Silicon Motion’s option, repairing or replacing the Products within thirty (30) days of receipt thereof, or promptly refunding to Lexar the purchase price and Shipping Costs therefor. Replacements supplied by Silicon Motion under this Section 10 will be warranted for the period of time remaining in the original warranty, but not less than thirty (30) days. EXCEPT FOR THE WARRANTIES GRANTED IN THIS AGREEMENT, SILICON MOTION GRANTS NO OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO A WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE.

11. INDEMNIFICATION.

11.1 Obligation To Indemnify. Silicon Motion will, to the maximum extent permitted by law, indemnify, defend and hold harmless, on a worldwide basis, Lexar, Lexar’s subsidiaries and affiliates and its and their customers (including without limitation end users, distributors and resellers), officers, directors, employees, agents and representatives (individually, an “Indemnitee” and collectively, “Indemnitees”) from and against any claims, demands, suits, actions, costs, expenses, damages, settlements, judgments, and all other liabilities including reasonable attorneys’ fees, relating to or arising out of any allegation (even though such allegations may be false, fraudulent or groundless) that: (i) any products purchased by Lexar or its designated subcontractors from Silicon Motion at any time pursuant to this Agreement or otherwise (the “Indemnified Product”), any combination of any Indemnified Product with any other product or part, or the manufacture, use, sale, offer for sale, importation or distribution of any Indemnified Product or any combination of any Indemnified Product with any other product or part, constitutes an unauthorized use, misappropriation or infringement of any intellectual property rights of any third party or parties (all of the foregoing described in clause (i) being referred to as an “IP Claim”); (ii) death or injury to any person, damage to any property, or any other damage or loss, by whomsoever suffered, resulting or claimed to have resulted from any actual or alleged defect in the Indemnified Product caused by Silicon Motion or its agents, whether latent or patent, including actual or alleged improper construction and/or design of the Indemnified Product, or actual or alleged failure of the Indemnified Product to comply with any specifications or samples or with any express or implied merchantability warranties of Silicon Motion or any claim of strict liability in tort relating to any Indemnified Product, and/or (iii) the manufacture, possession, use or sale of the Indemnified Product violated any federal, state or local laws, regulations, ordinances or administrative orders or rules of the U.S. or any other country in which the Indemnified Product is produced or delivered (all of the foregoing described in clauses (i), (ii) and (iii) being referred to as a “Claim”). Silicon Motion will have the same duty to indemnify, defend and hold harmless Indemnitees as set forth in the previous sentence in cases where any of the following applies with respect to an IP Claim or alleged IP Claim when: (a) there is a breach of an intellectual property warranty by Silicon Motion; (b) Silicon Motion is a direct infringer; (e) Silicon Motion is a contributory infringer; or (d) Silicon Motion has induced infringement. Without limiting the generality of the foregoing, Silicon Motion will pay, as incurred, all claims, liabilities, losses, damages, judgments, awards, costs and expenses including reasonable attorneys’ fees, expert witness fees and bonds incurred by Indemnitees and will pay any award in connection with, arising from or with respect to any such Claim or agreed to in any settlement of that Claim. The obligations of Silicon Motion are subject to the following conditions: Subject to Section 11.2 Lexar shall (i) give Silicon Motion prompt notice in writing of any such claim or action (however, failure to give such notice shall not relieve Silicon Motion of its indemnification obligations unless Silicon Motion can show that such failure resulted in actual prejudice to Silicon Motion);

(ii) provide Silicon Motion with proper and full information, assistance and authority, as required and at Silicon Motion’s expense, in order to assist Silicon Motion in defending the claim or action; and (iii) give Silicon Motion sole authority to control the defense and settlement of the claim.

11.2 Defense of Claim. In its sole discretion, Lexar shall be entitled to undertake the defense of any Claim with counsel of its own choice, and Silicon Motion will provide Lexar the authority, information and reasonable assistance (at Silicon Motion’s expense) necessary to defend. Furthermore, Silicon Motion shall reimburse Lexar on a monthly basis for all costs and expenses incurred by Lexar in defending and settling the Claim. If Lexar informs Silicon Motion of its intent not to defend any such Claim, then Silicon Motion shall undertake defense of the Claim with counsel reasonably acceptable to Lexar. If Silicon Motion assumes defense of the Claim, Silicon Motion will not settle or compromise the Claim without Lexar’s express written consent. The parties will cooperate in any settlement or defense and give each other full access to all relevant information. If Silicon Motion ultimately fails to proceed in good faith with the prompt resolution of any Claim, Lexar (without waiving any rights to indemnification) may choose to defend the Claim and may enter into any good faith settlement without the prior written consent of Silicon Motion, and Silicon Motion will reimburse Lexar on demand for all costs and expenses incurred by Lexar in defending and settling the Claim.

11.3 Actions After Injunction or Order. In addition to the obligations above, if the use, sale, lease, license or other distribution of any Indemnified Product, or any part thereof, is enjoined; if the combination of any Indemnified Product, or any part thereof, with another product is enjoined; or if a court or government agency enters an injunction or order forbidding the importing of any Indemnified Product, or any part thereof, or preventing the delivery of any Indemnified Product, or any part thereof, to Lexar (any of which is hereinafter referred to as “Infringing Product”), Silicon Motion will, at Lexar’s option, either: (i) procure for Lexar and its customers the right to continue using or combining the Infringing Product; (ii) replace the Infringing Product with a non-infringing Product acceptable to Lexar and of equivalent form, fit, function and performance; (iii) modify the Infringing Product to be non-infringing, without detracting from form, fit, function or performance; or (iv) replace the Infringing Product with a non-infringing Product acceptable to Lexar and of equivalent form, fit, function and performance from a third party Silicon Motion approved by Lexar and pay to Lexar the sum of (A) the price Lexar pays for such replacement for Infringing Product and (B) the costs and expenses Lexar incurs in obtaining such replacement for Infringing Product, including qualifying and testing such replacement and shipping costs; or (v) terminate its business relationship on the Infringing Product with Lexar therefor. If none of the foregoing options is commercially achievable, Lexar may return the Infringing Product, and Silicon Motion will reimburse the purchase price paid with respect thereto. In addition to the above, Silicon Motion will pay Lexar the ancillary costs incurred by Lexar and all other Indemnitees due to delivery of Infringing Product. If a change in any Indemnified Product or the use thereof is required due to an IP Claim, Silicon Motion will reimburse Lexar for its reasonable costs and expenses in procuring a reasonable substitute product, including costs associated with migrating to a new product or to another supplier. Silicon Motion will not be liable for any costs or expenses incurred without prior written notification. Notwithstanding the above, Silicon Motion assumes no liability for infringement claims arising from the use of a superseded release of an Infringing Product if Silicon Motion has provided to Lexar the most recent release of the Infringing Product.

This Agreement states the entire liability and obligations of Silicon Motion, and the exclusive remedy of Lexar, with respect to any actual or alleged infringement of any intellectual property right by the Infringing Products.

12. ASSIGNMENT. Neither party shall assign, transfer, delegate, or otherwise dispose of this Agreement, or any of its rights, interests or obligations hereunder without prior written consent of the other party except that either may assign or transfer this Agreement, including its rights and obligations under this Agreement, without consent from the other party, (a) to any present or future parent, subsidiary or affiliate of such party, or (b) in the course of a merger, reorganization or acquisition of such party or all or substantially all of such party’s assets, provided that written notice of such assignment is given to the other party.

13. FORCE MAJEURE. Neither party shall be liable for any delay in performance caused by the occurrence of any contingency beyond the reasonable control of such party, including but not limited to war, riot, failure or delay in transportation, act of any government or judicial action, labor disputes, accidents, fire, acts of God, shortages of labor, fuel, raw material or machinery or technical failure to the extent that such party has exercised ordinary care in the prevention thereof.

14. GOVERNING LAW/VENUE. This Agreement shall be interpreted and governed by the laws of the State of California, without reference to the rules or principles of it conflict of laws. The UN Convention on Contracts for the International Sale of Goods shall not apply to this Agreement. Except for requests for injunctive or other equitable relief, which may be heard in any court of competent jurisdiction, any disputes hereunder shall be adjudicated only by courts located in San Jose, California, or the Northern District of California, as appropriate, to whose exclusive jurisdiction the parties hereby consent.

15. ARBITRATION. Both parties shall attempt to resolve disputes between themselves. Only if this is not possible shall all disputes arising out of or in connection with this Agreement or individual purchase contracts signed hereunder, including any question regarding their existence, validity or termination, shall be finally settled under the Rules of the American Arbitration Association (“Rules”) by three arbitrators in accordance with said Rules.

Each party shall nominate one arbitrator for confirmation by the competent authority under the applicable Rules (“Appointing Authority”). Both arbitrators shall agree on the third arbitrator within thirty (30) days. Should the two arbitrators fail within the above time limit to reach agreement on the third arbitrator, he shall be appointed by the Appointing Authority.

The seat of arbitration shall be San Jose, California. The procedural law of this place shall apply where the Rules are silent. The language to be used in the arbitration proceeding shall be English. Prevailing party shall be entitled to attorney’s fees and costs.

16. EXPORT REGULATIONS. This Agreement involves products and/or technical data that may be controlled under the U.S. Export Administration Regulations and may be subject to the approval of the United States Department of Commerce prior to export. Any export or re-export by either party, directly or indirectly in contravention of the U.S. Export Administration Regulations, is prohibited.

17. ENTIRE AGREEMENT. This Agreement is the entire agreement between the parties and supersedes any prior communications, representations, or agreements as to the subject matter hereof, whether written or oral. No modification of this Agreement shall be binding upon either party unless it is in writing and executed by an authorized representative of each party. Headings have been inserted for convenience of reference only and shall not be deemed a part of this Agreement. Sections 7, 10, 11, 14, 15, 16, 18 and 19 shall survive the termination or expiration of this Agreement.

18. CONFIDENTIALITY. Lexar and Silicon Motion each acknowledge that the parties’ disclosures and activities in connection with this Agreement are Confidential Information that is subject to the provisions of the Mutual Non-Disclosure Agreement between the Parties dated July 24, 2003.

19. SEVERABILITY. If any term of this Agreement is held by any final adjudication to be invalid, illegal, or unenforceable for any reason whatsoever, such term will be enforced to the fullest extent permitted by applicable law, and the validity, legality, and enforceability of the remaining terms will not in any way be affected or impaired.

20. COUNTERPARTS; FAX SIGNATURES. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Any counterpart signed by an authorized representative of a party and delivered to the other party by telecopier shall be deemed an original counterpart and duly delivered.

21. Lexar may exercise its rights under this Agreement (including, but not limited to, its rights under Sections 4, 5, 7, 10 and 11) directly and/or through its designated subcontractors, however, there is no agency relationship between Lexar and any subcontractor, and no subcontractor is authorized to act on behalf of Lexar except as provided in this Agreement or otherwise authorized by Lexar in writing.

IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized officers or representatives and delivered as of the Effective Date.

LEXAR MEDIA, INC.	SILICON MOTION TECHNOLOGY CORP.

Signature: /s/ F. Tabrizi	Signature: /s/ Wallace Kou

Printed Name: Farhad Tabrizi	Printed Name: Wallace Kou

Title: Vice President	Title: CEO

Date: September 20, 2005	Date: September 20, 2005